Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of BHS that also constitutes a preliminary prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•      Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•      the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•      the diversion of management time on transaction-related issues;

•      challenges to Tyco’s business model;

•      intense competition in all of Tyco’s markets;

•      Tyco’s continued ability to protect its intellectual property rights;

•      claims that Tyco has infringed the intellectual property rights of others;

•      significant business investments that may not produce offsetting increases in revenue;

•      changes in general economic conditions that affect demand for Tyco’s products and services;

•      adverse results in legal disputes;

•      unanticipated tax liabilities;

•      Tyco’s consumer hardware products may experience quality or supply problems;

•      impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•      exposure to increased economic and regulatory uncertainties from operating a global business;

•      acquisitions and joint ventures that adversely affect the business; and

•      Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of February 2, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

The following is a transcript of a video message from Naren Gursahaney, President of ADT Worldwide, which was recently made available to employees of Brink's Home Security Holdings, Inc.:

[Written Introduction]

IMPORTANT INFORMATION

This message does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The subject matter discussed will be addressed in a registration statement on Form S-4 containing a proxy statement/prospectus to be filed by Tyco with the U.S. Securities and Exchange Commission in connection with the proposed transaction. We urge you to read it when it becomes available because it will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Information about directors and executive officers of Tyco who may be deemed to participate in the solicitation of proxies in respect of the proposed transaction, as well as information regarding the interests of Tyco and its directors and executive officers in the proposed transaction, will be set forth in the proxy statement/prospectus and other documents filed by Tyco with the SEC.

[Start]

Hi, I’m Naren Gursahaney, president of ADT Worldwide. About that previous legal text…it’s just our lawyers’ way of saying hello to all of you at Broadview.

Recently I had the pleasure of meeting some of your colleagues based in Texas.  I look forward to meeting more of you after the acquisition is final, but until then, I would like to extend this video greeting to you.

ADT has always held Broadview and its employees in high regard.  We want to add Broadview to the ADT family for its people, processes and expertise, not just the customer accounts.

When the transaction is complete, we will be able to bring aboard your existing expertise and resources as part of our own to broaden our sales, installation and customer service capabilities.

As we all know, the security business is highly fragmented with many thousands of providers in our industry. Also, the vast majority of homes in the U.S. and Canada still do not have monitored security. This represents a significant opportunity for us to grow our business as one company in North America.

Together Broadview and ADT represent an opportunity to expand products and services to both existing and new customers across a broader geographic reach.  Working together we can share best practices and our respective experience and talent, so that our combination of resources can help generate new, high-quality customer relationships in both the residential and commercial markets.

As service companies, Broadview and ADT share a common value: That’s providing the very best service possible to customers. We like the “Customers for Life” culture at Broadview and we think you’ll like the similar approach at ADT.

In fact, Customer Service is one of five core values at ADT that provide a framework for how all our team members work with each other and with our customers and other stakeholders. Along with Customer Service, those values are Integrity, Excellence, Accountability and Teamwork.

At this point, our two companies have recently started the integration planning process. We appreciate your patience and your continued focus on protecting what matters most to our customers.  We expect the integration to go smoothly because Broadview’s business model works well and is consistent with ADT’s, especially our mutual focus on customer service.

We are targeting sometime between April and September of this year to close the transaction and start integrating our respective operations.

All of us at ADT look forward to the time when we can extend an official welcome to all of you at Broadview.   Thank you for your time today and I look forward to meeting as many of you as I can when our companies come together later this year.

(end)